United States securities and exchange commission logo





                               May 22, 2023

       Yu Gong
       Chief Executive Officer
       iQIYI, Inc.
       No. 21, North Road of Workers' Stadium
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: iQIYI, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed March 22,
2023
                                                            Form 6-K Filed
February 22, 2023
                                                            File No. 1-38431

       Dear Yu Gong:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Introduction, page 1

   1. Please revise to include a definition of "China" and the "PRC." If your definitions of
                                                        "China" and the "PRC"
exclude the special administrative regions of Hong Kong and
                                                        Macau, please
additionally clarify that the legal and operational risks associated with operating in China also
apply to operations in Hong Kong and Macau. This
                                                        clarification may
appear in the definition itself or in an appropriate discussion of legal and operational risks.
       Item 3. Key Information, page 3

   2. We note your disclosure on pages 4 and 5 regarding the legal and operational risks associated with being
based in or having the majority of your operations in China. Your
 Yu Gong
FirstName
iQIYI, Inc. LastNameYu Gong
Comapany
May         NameiQIYI, Inc.
     22, 2023
May 22,
Page 2 2023 Page 2
FirstName LastName
         disclosure should make clear that these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also disclose the location
         of your auditor   s headquarters and discuss how the Consolidated
Appropriations Act
         in 2023, and related regulations, will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the
         PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
3. It appears that you have operations in, and, have at least one director or officer located in,
         Hong Kong. Please discuss here the applicable laws and regulations in Hong Kong as well as the related risks and consequences accordingly.
4. Please refer to the section captioned "Cash Flows through Our Organization." We note your disclosure that although the VIEs received "nil, nil and nil as loans" for the years ended December 31, 2020, 2021 and 2022, the VIEs also appear to have repaid "RMB90.5 million, nil and nil" for the years ended December 31, 2020, 2021 and 2022, respectively. Please address this discrepancy and clarify your intentions to settle any amounts owed under the VIE agreements. Additionally, for the transfers made to the
         Cayman Islands holding company, please state which entity made the transfer and explain the tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S.
         investors as well as the ability to settle amounts owed under the VIE agreements. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections.
5. Please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash or assets. In your Item 3 disclosure, provide cross-references to the discussions in the summary risk factors and risk factors sections.
6. Please refer to the section captioned "Cash Flows through Our Organization." To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Please also include this
 Yu Gong
FirstName
iQIYI, Inc. LastNameYu Gong
Comapany
May         NameiQIYI, Inc.
     22, 2023
May 22,
Page 3 2023 Page 3
FirstName LastName
         disclosure in Item 5. Operating and Financial Review and Prospects.
7. Please revise to provide here, as you do on page 90, disclosure that the company uses a structure that involves VIEs based in China and what that entails, along with a diagram of
         the company   s corporate structure, identifying the person or entity
that owns the equity in
         each depicted entity and using dashed lines without arrows to denote relationships with the VIEs. Please also revise your diagram of the company's corporate structure on page
         90 and use dashed lines without arrows to denote relationships with the VIEs. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs operations and financial results into your financial statements. Identify clearly the entity in which stockholders hold an interest and the entity(ies) in which the company s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
8.       We note the following disclosure:

                "Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders, and such contractual arrangements enable us to impose control over, receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law."

                "We have control over and are the primary beneficiary of Beijing iQIYI, Shanghai
              iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements."

                "We have control and are the primary beneficiary of iQIYI Pictures and Intelligent
              Entertainment through a series of contractual arrangements."

                "Such contractual arrangements enable us to impose control over activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities."
 Yu Gong
FirstName
iQIYI, Inc. LastNameYu Gong
Comapany
May         NameiQIYI, Inc.
     22, 2023
May 22,
Page 4 2023 Page 4
FirstName LastName
         However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs.
         Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the
         VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.
9. With respect to the Summary of Risk Factors that disclose the risks related to your corporate structure and being based in or having the majority of your operations in China, please revise your disclosure to provide specific cross-references (title and page) to the more detailed discussion of these risks in the prospectus.
10. Please refer to the sections captioned "Permissions Required from the PRC Authorities for
         Our Operations" and "Permissions Required from the PRC Authorities for Overseas
         Financing Activities." Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve the VIEs' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. With respect to the disclosure in these sections, we note that you do not appear to have relied upon an opinion of counsel with respect to your implied conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
11. Please refer to the section captioned "Permissions Required from the PRC Authorities for
         Our Operations." We note your disclosure that you "have obtained the requisite licenses and permits from the PRC government authorities that are material" for your operations. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
12. Please refer to the section captioned "Financial Information Related to the Variable
         Interest Entities." Please revise your condensed consolidating schedule to separately present your WFOE, Beijing QIYI Century Science & Technology Co., Ltd, in the
         condensed consolidating schedule. The schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of
 Yu Gong
FirstName
iQIYI, Inc. LastNameYu Gong
Comapany
May         NameiQIYI, Inc.
     22, 2023
May 22,
Page 5 2023 Page 5
FirstName LastName
         the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature and amounts associated with intercompany transactions. Additionally, please revise your tabular disclosure on pages 11 and 13 to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary.
Risk Factors
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity . . ., page 19

13. Please state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future . .
.., page 45

14. Please expand your disclosure here to disclose that the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and
         thus, reduces the time before your securities may be prohibited from trading or delisted.
         Additionally, we note that you have listed as a Commission-Identified Issuer. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 147

15. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
16. We note that your Ex. 8.1 identifies principal subsidiaries in mainland China, Hong Kong, and Singapore. Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
 Yu Gong
FirstName
iQIYI, Inc. LastNameYu Gong
Comapany
May         NameiQIYI, Inc.
     22, 2023
May 22,
Page 6 2023 Page 6
FirstName LastName
                With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response. Alternatively, please provide this information in your supplemental response.

                With respect to (b)(3), in your response please confirm that you have addressed all consolidated operating entities in mainland China, including your subsidiaries, or provide the information in your supplemental response.
17. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards, if any, of your consolidated foreign operating entities are officials of the Chinese Communist Party.
         For instance, please tell us how board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure. Financial Statements
Note 4. Long-Term Investments, page F-33

18. Please tell us your consideration of providing the information in Rule 4-08(g) of
         Regulation S-X related to your equity method investments.
General

19. If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please (i) state that this is the case and identify the relevant
         individuals and (ii) include a separate    Enforceability    section
that addresses whether or
         not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please also include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.


Form 6-K Filed February 22, 2023

Exhibit 99.1, page 1

20. Please tell us why the reconciling items related to the loss on equity method investments in your reconciliation of net (loss) income to non-GAAP net (loss) income of do not equal
 Yu Gong
iQIYI, Inc.
May 22, 2023
Page 7
         the loss from equity method investments presented in the condensed consolidated statements of (loss) income. Also, please clearly explain how you are calculating the tax effects of the non-GAAP adjustments presented. Refer to Question
102.11 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Cara Wirth at (202) 551-7127 with any other questions. Contact Jennifer Thompson at (202) 551-3737 or Dan Morris at (202) 551-3314 if
you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameYu Gong                                     Sincerely,
Comapany NameiQIYI, Inc.
                                                              Division of
Corporation Finance
May 22, 2023 Page 7                                           Office of Trade &
Services
FirstName LastName